UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October, 2026
Commission File Number
001-08382
Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation
(Translation of Registrant’s Name into English)
Fleminggatan 20
SE-112 26 Stockholm
Sweden
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Incorporation by Reference
This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on
Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).
This Report comprises the following:
1. Registrant’s report for the third quarter of 2026.
Exhibit 99.2 Table of unaudited consolidated capitalization of the Registrant.

Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation
Interim report
January-September 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 20, 2026
Aktiebolaget Svensk Exportkredit (publ)
(Swedish Export Credit Corporation)
By: /s/ Magnus Montan

Magnus Montan, Chief Executive Officer

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
Interim report January-September
2026
Interim report January-September 2026Page 6 of 33
Summary
Net interest income, quarterly
Skr mn

710
662
678
669
684
703
717
Q1 2025
Q2
Q3
Q4
Q1 2026
Q2
Q3

Operating profit, quarterly
Skr mn

577
351
531
33
504
587
527
Q1
2025
Q2
Q3
Q4
Q1
2026
Q2
Q3

After-tax return on equity, quarterly
Percent

7.6
4.7
7.1
0.4
6.7
7.7
6.8
Q1
2025
Q2
Q3
Q4
Q1
2026
Q2
Q3

Total capital ratio, quarterly
Skr mn

24.7
23.5
23.2
23.1
23.0
23.3
23.8
Q1
2025
Q2
Q3
Q4
Q1
2026
Q2
Q3

January-September 2026
(January-September 2025)
•Net interest income Skr 2,104 million (9M25: Skr 2,050 million)
•Operating profit Skr 1,618 million (9M25: Skr 1,459 million)
•C/I ratio 28 percent (9M25: 28 percent)
•After-tax return on equity 7.0 percent (9M25: 6.3 percent)
•Lending portfolio growth YTD 1.6 percent (9M25: -4.3 percent)
•New credit and guarantee commitments Skr 45.6 billion
(9M25: Skr 97.4 billion)
July-September 2026
(July-September 2025)
•Net interest income Skr 717 million (3Q25: Skr 678 million)
•Operating profit Skr 527 million (3Q25: Skr 531 million)
•C/I ratio 24 percent (3Q25: 26 percent)
•After-tax return on equity 6.8 percent (3Q25: 7.1 percent)
•Lending portfolio growth QTD 1.3 percent (3Q25: -0.4 percent)
•New credit and guarantee commitments Skr 8.5 billion
(3Q25: Skr 40.3 billion)
Equity and balances, September 30, 2026
(December 31, 2025)
•Total capital ratio 23.8 percent (year-end 2025: 23.1 percent)
– capital margin against FSA requirement 7.8 percentage points
(year-end 2025: 7.1 percentage points)
•Total assets Skr 353.8 billion (year-end 2025: Skr 350.0 billion)
•Total lending portfolio Skr 266.8 billion (year-end 2025: Skr 262.7 billion)
– of which sustainability classified lending Skr 61.8 billion
(year-end 2025: Skr 56.3 billion)
•Loans, outstanding and undisbursed Skr 342.3 billion
(year-end 2025: Skr 344.3 billion)
•Outstanding senior debt Skr 308.6 billion (year-end 2025: Skr 304.6 billion)
– of which green borrowings Skr 23.5 billion
(year-end 2025: Skr 27.8 billion)
Interim report January-September 2026Page 7 of 33
Statement by the CEO
Good profitability and strong financial position
SEK continues to report strong results with a return on equity of 7.0 percent for the first nine months of the year. The long-
term needs for investments in competitiveness, security and transformation across the world are significant. At the same time, the market is characterized by geopolitical and trade policy uncertainty, which is contributing to companies holding off on major investment decisions. With a strong financial position, close customer relationships and a clear mission, SEK is well positioned to help make these investments a reality.
Strong results in the first nine months of the year
For the first nine months of the year, the return on equity amounted to 7.0 percent, compared to 6.3 percent in the corresponding period last year. In the first nine months of the year, net interest income increased by 3 percent to Skr 2,104 million compared to the same period in the previous year. The results in the first nine months of the year were also positively affected by reduced provisions for expected credit losses.
For the third quarter, the return on equity amounted to 6.8
percent. Profitability thus remains good, even though business activity was somewhat subdued during the quarter.
Global environment and market
The conditions for world trade are changing rapidly. Geopolitical unrest and trade policy uncertainty are, in some cases, making companies more cautious about major investments. Many
companies are instead prioritizing strengthening their balance sheets and securing their liquidity. At the same time, the need for increased competitiveness, security and transformation is driving extensive investments. For Swedish export companies, this presents both challenges and new business opportunities.
During the third quarter, we saw weaker demand for long-term financing, while the availability of capital in the banking system was strong. In these market conditions, we continue to work closely with our customers, understand their long-term needs and, together with our partners, offer competitive financing solutions.
Strong investor interest in SEK's issuances
After the summer, the international capital markets were active, although market conditions were also characterized by unrest, rising long-term interest rates and periods of increased volatility. In early
September, SEK carried out its second benchmark issuance of the year in US dollars. The issuance was met with strong interest from a broad international investor base, including central banks, public institutions and banks.
The strong investor interest is a testament to the confidence in
SEK and our ability to secure long-term and competitive financing for Swedish export companies.
New vision for SEK
During the third quarter, SEK launched a new vision: Stronger societies through the power of Swedish exports.
The vision puts into words what is at the core of our mission and the societal benefit we contribute to. When Swedish companies grow internationally, they create jobs, innovation and investments that strengthen competitiveness and contribute to development both in Sweden and elsewhere in the world.
To realize our ambitions, we also need to continue to develop as an organization. During the quarter, we initiated a broad investment in self-leadership, learning and collaboration that involves all employees. By strengthening our shared capabilities and creating space for initiative and responsibility, we are building an
organization that is well equipped for the future.
Future prospects
Short-term market conditions remain difficult to assess. Uncertainty may slow companies' decision-making processes and dampen
demand for financing. At the same time, I am convinced that large investment needs will create significant opportunities for Swedish export companies and SEK.
Our task is to be a long-term financing partner, even when the world around us is uncertain. With our financial strength, our expertise and our close customer relationships, we are well placed to contribute to the competitiveness of the Swedish export industry and stronger societies through the power of Swedish exports.
Magnus Montan, CEO
Interim report January-September 2026Page 8 of 33
Operations
Total lending portfolio, quarterly
Skr bn

268
272
271
263
261
263
267
Q1
2025
Q2
Q3
Q4
Q1
2026
Q2
Q3
Total lending portfolio, quarterly
of which sustainability classified

Total lending portfolio per region
September 30, 2026
Skr 266.8 bn
(year-end 2025:
Skr 262.7 bn)
New credit and guarantee commitments,
quarterly
Skr bn

45.1
40.3
28.5
21.8
15.3
12.0
8.5
Q1
2025
Q2
Q3
Q4
Q1
2026
Q2
Q3

Customer business
During the third quarter, SEK signed new credit and guarantee commitments amounting to Skr 8.5 billion. The deals were executed in a market where companies'
investment decisions take longer and competition for export credit financing remains high. During the first nine months of the year, new credit and guarantee agreements amounted to Skr 45.6 billion (9M25: Skr 97.4 billion). The decrease is mainly explained by lower volume of large export and project financing deals. At the end of the period, the lending portfolio amounted to Skr 266.8 billion (year-end
2025: Skr 262.7 billion). Committed undisbursed loans amounted to Skr 75.5 billion
(year-end 2025: Skr 81.6 billion).
SEK continues to implement its growth strategy, which includes both developing business with existing customers and reaching more Swedish export companies and their customers. The quarter's new business largely consisted of operating financing.
One example during the third quarter is SEK's participation as one of the lenders in the refinancing of Scandic Hotels Group’s long-term financing framework totaling approximately Skr 7.5 billion. The deal shows how SEK can further develop relationships with existing customers and provide long-term financing in cooperation with other market participants.
SEK continues to see significant investment needs in areas such as energy transition, infrastructure and defense. Close customer relationships give SEK a good understanding of companies' long-term needs and create the conditions to jointly develop financing solutions that enable future investments.

SEK’s lending
Skr bn	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Total lending portfolio[1]	266.8	271.2	262.7
of which sustainability classified	61.8	56.0	56.3
of which CIRR-loans	81.8	88.5	85.6
Customer growth	-4%	-1%	-2%
1Balance at period end.
Interim report January-September 2026Page 9 of 33
New long-term borrowing, quarterly
Skr bn

18.1
44.4
21.8
9.3
28.9
20.2
14.5
Q1
2025
Q2
Q3
Q4
Q1
2026
Q2
Q3

Investors by geographical region
New long-term borrowing,
January-September 2026

EMEA (excl. Nordics) 49% (9M25: 46%)
Americas 24% (9M25: 28%)
Nordics 19% (9M25: 14%)
Asia Pacific 8% (9M25: 12%)

Borrowing
The international capital markets were active during August and September, while the market conditions were characterized by rising long-term interest rates and periods of increased volatility. In early September, SEK conducted its second benchmark issuance of the year in US dollars. The issuance amounted to USD 1.25 billion, matures in June 2031 and attracted more than 40 investors. The issuance was met with great interest from a broad international investor base, including central banks, public institutions and banks.
During the first nine months of the year, SEK's long-term new borrowing with a maturity of over one year amounted to Skr 63.7 billion (9M25: Skr 84.2 billion).
The decrease is mainly attributable to a lower volume of new lending transactions, and thus a lower funding requirement.
At the end of the third quarter, the total borrowing portfolio amounted to Skr
308.6 billion, an increase of Skr 4.0 billion since the beginning of the year. SEK's broad global investor base provides favorable conditions for meeting financing needs even in a changing market situation.

SEK’s borrowing
Skr bn	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Outstanding senior debt[1]	308.6	314.5	304.6
of which green	23.5	27.2	27.8
New long-term borrowing	63.7	84.2	93.5
New short-term borrowing	46.2	45.1	64.3
Repurchase and redemption of own debt	9.7	4.6	7.2
1Balance at period end.
Skr 63.7 bn
(9M25:
Skr 84.2 bn)
Interim report January-September 2026Page 10 of 33
Comments on the consolidated
financial accounts (unaudited)
January-September 2026
Operating profit amounted to Skr 1,618 million (9M25: Skr 1,459 million). Net profit amounted to Skr 1,285 million (9M25: Skr 1,158 million). The increase in net profit compared to the same period in the previous year was primarily due to a positive result for net credit losses, higher net interest income and higher net results of financial transactions.
Net interest income
Net interest income amounted to Skr 2,104 million (9M25: Skr
2,050 million), representing an increase of 3 percent, compared to the same period in the previous year. The increase is mainly explained by a lower risk tax, while lower average short-term interest rates in the Swedish krona reduced the increase.
The table below shows average interest-bearing assets and
liabilities.

Skr bn, average	Jan-Sep 2026	Jan-Sep 2025	Change
Total lending portfolio	264.8	277.3	-5%
Liquidity investments	65.7	66.0	0%
Interest-bearing assets	332.9	348.1	-4%
Interest-bearing liabilities	306.6	319.7	-4%
Net results of financial transactions
Net results of financial transactions amounted to a positive result of
Skr 44 million (9M25: Skr 10 million). The results were primarily attributable to realized value changes of Skr 96 million, driven by early redemption of credits. Unrealized market value changes amounted to Skr -52 million, primarily related to the liquidity portfolio and currency revaluation effects.
SEK’s general principle is to hold financial instruments
measured at fair value until maturity. Accordingly, the results of market value changes tend to net toward zero over time.
Operating expenses
Operating expenses amounted to Skr 580 million (9M25: Skr 561 million), an increase of 3 percent, compared to the same period in the previous year. The increase was primarily attributable to increased personnel expenses, due to an increased number of
employees following strategic initiatives.
Net credit losses
Net credit losses amounted to a positive result of Skr 66 million
(9M25: Skr -13 million). The expected credit losses have decreased for exposures in all stages, primarily due to repayments.
Loss allowances as of September 30, 2026 amounted to Skr 779 million, compared to Skr 807 million as of December 31, 2025, of which exposures in stage 3 amounted to Skr 365 million (year-end
2025: Skr 359 million). The provision ratio amounted to 0.22 percent (year-end 2025: 0.23 percent). SEK assesses that the credit quality of its lending portfolio remains high.
Taxes
Tax costs amounted to Skr 334 million (9M25: Skr 301 million), and the effective tax rate amounted to 20.6 percent (9M25: 20.6 percent).
Other comprehensive income (OCI)
Other comprehensive income before tax amounted to a loss of Skr
-71 million (9M25: Skr 12 million). The negative result was mainly attributable to own credit risk, primarily driven by changes in SEK's own credit spread in EUR.
July-September 2026
Operating profit amounted to Skr 527 million (3Q25: Skr 531
million). Net profit amounted to Skr 418 million (3Q25: Skr 421 million). A higher net interest income was offset by a lower positive result for net credit losses and a lower net results of financial transactions. As a result, both operating profit and net profit in the third quarter are largely unchanged, compared to the same period in the previous year.
Net interest income
Net interest income amounted to Skr 717 million (3Q25: Skr 678 million), representing an increase of 6 percent, compared to the same period in the previous year. The majority of the increase is explained by a lower risk tax.
The table below shows average interest-bearing assets and
liabilities.

Skr bn, average	Jul-Sep 2026	Jul-Sep 2025	Change
Total lending portfolio	265.1	271.7	-2%
Liquidity investments	74.9	71.8	4%
Interest-bearing assets	339.6	350.5	-3%
Interest-bearing liabilities	313.1	322.6	-3%
Net results of financial transactions
Net results of financial transactions amounted to Skr -15 million
(3Q25: Skr 6 million). The results were primarily attributable to unrealized value changes of Skr -48 million, mainly related to inefficiency in hedging relationships and changes in currency basis swaps. Realized results amounted to Skr 32 million, related to early redemption of credits.
Operating expenses
Operating expenses amounted to Skr 174 million (3Q25: Skr 174 million). The operating expenses were unchanged compared to the same period in the previous year, with higher personnel expenses
Interim report January-September 2026Page 11 of 33
being offset by lower costs for external projects, IT consultants and write-offs.
Net credit losses
Net credit losses amounted to a positive result of Skr 5 million
(3Q25: Skr 25 million). The expected credit losses have decreased for exposures in stage 3, primarily due to revaluation, and increased for exposures in stage 1 due to new loan payments.
Taxes
Tax costs amounted to Skr 109 million (3Q25: Skr 110 million) and the effective tax rate amounted to 20.6 percent (3Q25: 20.7
percent).
Other comprehensive income (OCI)
Other comprehensive income before tax amounted to Skr 40 million
(3Q25: Skr -46 million). The positive result was mainly attributable to changes in own credit risk, primarily driven by changes in SEK’s own credit spread and market interest rates in EUR.
Statement of Financial Position
Total assets and liquidity investments
Total assets increased by 1 percent compared to year-end 2025. The increase in the period was driven by an increased volume of
liquidity investments.

Skr bn	September 30, 2026	December 31, 2025	Change
Total assets	353.8	350.0	1%
Liquidity investments	66.4	65.0	2%
Total lending portfolio	266.8	262.7	2%
of which sustainability classified	61.8	56.3	10%
of which CIRR-loans	81.8	85.6	-5%
Liabilities and equity
As of September 30, 2026, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and committed undisbursed CIRR-loans at all
maturities.
SEK has a credit facility in place with the Swedish National Debt
Office of up to Skr 175 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is
particularly high.
Capital adequacy
As of September 30, 2026, SEK’s total own funds amounted to Skr
23.7 billion (year-end 2025: Skr 23.1 billion). The total capital ratio was 23.8 percent (year-end 2025: 23.1 percent), representing a margin of 7.8 percentage points above SEK’s estimate of
Finansinspektionen’s (the “Swedish FSA”) requirement of 16.1 percent as of September 30, 2026. The corresponding Common
Equity Tier 1 capital estimated requirement was 11.3 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier
1 capital, this total capital ratio represents a margin of 12.6 percentage points above the requirement. Overall, SEK is strongly capitalized.

Percent	September 30, 2026	December 31, 2025
Common Equity Tier 1 capital ratio	23.8	23.1
Tier 1 capital ratio	23.8	23.1
Total capital ratio	23.8	23.1
Leverage ratio	9.7	9.5
Liquidity coverage ratio (LCR)	996	611
Net stable funding ratio (NSFR)	122	120
Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable
Other events
At SEK’s annual general meeting held on March 26, 2026, Mr.
Reinhold Geijer stepped down from his position as a member of the
Board of Directors of SEK (the “Board”), and Ms. Elisabeth
Beskow was elected as a new member of the Board. Additionally, the Board passed a resolution at the annual general meeting to adopt the income statement and balance sheet in the Annual and
Sustainability Report 2025 and to appropriate distributable funds pursuant to the Board’s proposal.
In March, SEK appointed Ms. Anna Åhlberg as Head of
Compliance and she assumed her new position in May 2026 when
SEK’s previous Head of Compliance, Ms. Anna-Lena Söderlund,
retired.
In 2025, the European Commission published a simplification
package (the “Omnibus package”) relating to sustainability
reporting. In 2026, the EU adopted amendments to the Corporate
Sustainability Reporting Directive (CSRD) that limit its scope to companies and groups with more than 1,000 employees and net
turnover exceeding EUR 450 million. The amendments are to be transposed into Swedish law by March 2027. SEK expects not to be subject to the reporting requirements once the new rules have been transposed into Swedish law.
Interim report January-September 2026Page 12 of 33
The macro environment
In the second quarter of 2026, Sweden’s GDP increased by 1.6 percent quarter-on-quarter, and exports increased by 1.0 percent.
Unemployment amounted to 8.9 percent at the end of August 2026, which represented an increase compared to the end of May 2026.
The rate of inflation in August 2026 was 0.7 percent, unchanged from July 2026.
In September 2026, the Riksbank announced that the policy rate would be left unchanged at 1.75 percent, but signaled that an interest rate hike in the fall is likely.
SEK believes that, compared with normal conditions, the risk level with respect to external factors with a potentially negative impact on the Company remains high as a result of ongoing armed conflicts and geopolitical tensions, which can negatively affect supply chains, increase inflation directly or indirectly through higher energy prices and create volatility in the financial markets. Long-
term interest rates have also increased sharply worldwide during the third quarter. The major trade tariffs that the United States has imposed, or threatened to impose, on large parts of the world also contribute to the uncertainty in the financial markets. Although several agreements have been negotiated, reducing uncertainty to some extent, ongoing ambiguities in their interpretation, ongoing judicial review in the United States along with frequent new tariff announcements, mean that a degree of uncertainty persists.
The above mentioned threats, and the imposition of trade tariffs and other trade barriers by state actors, are reasonably likely to have a negative effect on international trade and have likely led to increased inflation, lower growth and thus potentially reduced demand for lending by SEK. At the other end of the scale, SEK believes there is a need for comprehensive infrastructure, energy and defense investments in Europe, which can create significant
business opportunities for SEK.
SEK believes that information security threats, particularly in relation to cybersecurity, have increased and remain more acute than before as a consequence of Sweden’s membership in NATO and its support for Ukraine.
The war in the Middle East and the resulting damage to energy and other infrastructure in Iran and across the region have led to significant volatility in global capital markets. The biggest impact has been the very limited traffic through the Strait of Hormuz, resulting in very volatile oil and gas prices. It is too early to assess what impact this will have on SEK. While SEK's direct exposure to such infrastructure is limited, it may be affected indirectly through wider macroeconomic effects, including higher energy prices, inflation and changes in market conditions. The increasingly high long-term interest rates worldwide also risk making projects unprofitable and generally reducing activity in the economy.
Russia’s war in Ukraine has little direct financial impact on SEK.
The Company has a gross exposure of EUR 2.2 million to one
Russian counterparty, where the risk is 100 percent covered, and the exposure dates back to prior to the war breaking out. SEK has no exposure to Ukraine or Belarus. Nevertheless, the high level of uncertainty caused by Russia’s war in Ukraine, as well as Russian air violations of NATO countries, sabotage and cybersecurity incidents, together with other ongoing military conflicts, including in the Middle East, could have a more long-term effect on SEK’s customers and, consequently, on SEK. The uncertainty concerning the United States’ future commitment to Europe and NATO and its support for Ukraine adds to the difficulty of predicting future developments.
Risk factors
SEK’s operations are exposed to various types of risks, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and
Risk Management Report (Pillar 3) 2025 and Note 29 to the annual financial statements included in SEK’s 2025 Annual Report on
Form 20-F, as well as the “Risk Factors” section in SEK’s 2025
Annual Report on Form 20-F.
Interim report January-September 2026Page 13 of 33
Financial targets

Profitability target	A return on equity after tax of at least 5 percent over time.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target
SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 7 percentage points and SEK’s
Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 18.1-23.1 percent and the Common Equity Tier 1 capital ratio should amount to 15.3 percent, based on SEK’s estimation of the
Swedish FSA’s requirements as of September 30, 2026.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jul-Sep 2026	Apr-Jun 2026	Jul-Sep 2025	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Total lending portfolio[1]	266,839	263,385	271,194	266,839	271,194	262,712
of which green	47,065	44,120	43,136	47,065	43,136	43,209
of which social	2,363	2,330	2,134	2,363	2,134	2,201
of which sustainability-linked	12,418	12,535	10,778	12,418	10,778	10,878
Loans, outstanding and undisbursed[1]	342,343	342,348	346,563	342,343	346,563	344,336
New credit and guarantee commitments	8,509	21,820	40,313	45,594	97,351	125,832
of which to Swedish exporters	2,340	12,721	8,985	23,335	40,063	45,063
of which to exporters´ customers	6,169	9,099	31,328	22,259	57,288	80,769

Customer growth	-1%	-2%	0%	-4%	-1%	-2%

Outstanding senior debt[1]	308,636	317,619	314,504	308,636	314,504	304,633
of which green	23,520	25,078	27,213	23,520	27,213	27,784
New long-term borrowings	14,533	20,219	21,793	63,650	84,224	93,531
New short-term borrowings	5,528	18,904	3,701	46,175	45,148	64,328

C/I ratio	24%	30%	26%	28%	28%	29%
After-tax return on equity	6.8%	7.7%	7.1%	7.0%	6.3%	4.9%

Common Equity Tier 1 capital ratio[1]	23.8%	23.3%	23.2%	23.8%	23.2%	23.1%
capital margin against FSA requirement (percentage points)	12.6	12.0	11.9	12.6	11.9	11.9
Tier 1 capital ratio[1]	23.8%	23.3%	23.2%	23.8%	23.2%	23.1%
Total capital ratio[1]	23.8%	23.3%	23.2%	23.8%	23.2%	23.1%
capital margin against FSA requirement (percentage points)	7.8	7.2	7.1	7.8	7.1	7.1
Leverage ratio	9.7%	9.0%	9.1%	9.7%	9.1%	9.5%
Liquidity coverage ratio (LCR)	996%	669%	924%	996%	924%	611%
Net stable funding ratio (NSFR)	122%	129%	121%	122%	121%	120%
Risk exposure amount[1]	99,379	100,513	99,484	99,379	99,484	99,912
1 Balance at period end
See definitions on page 32.
Interim report January-September 2026Page 14 of 33
Condensed Consolidated Statement
of Comprehensive Income (unaudited)

Skr mn	Note	Jul-Sep 2026	Apr-Jun 2026	Jul-Sep 2025	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Interest income		3,153	3,117	3,536	9,279	10,788	14,117
Interest expenses		-2,436	-2,414	-2,858	-7,175	-8,738	-11,398
Net interest income	2	717	703	678	2,104	2,050	2,719

Net fee and commission expense		-5	-4	-4	-15	-27	-39
Net results of financial transactions	3	-15	34	6	44	10	18
Total operating income		697	733	680	2,132	2,033	2,699

Personnel expenses		-108	-134	-103	-374	-346	-475
Other administrative expenses		-53	-60	-56	-165	-171	-239
Depreciations and impairment of non-financial assets		-14	-14	-15	-41	-44	-64
Total operating expenses		-174	-208	-174	-580	-561	-778

Operating profit before credit losses		522	526	506	1,552	1,472	1,921

Net credit losses	4	5	61	25	66	-13	-429
Operating profit		527	587	531	1,618	1,459	1,491

Tax expenses		-109	-121	-110	-334	-301	-309
Net profit[1]		418	466	421	1,285	1,158	1,183

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		—	—	0	—	3	3
Tax on items to be reclassified to profit or loss		—	—	0	—	0	0
Net items to be reclassified to profit or loss		—	—	0	—	3	3
Items not to be reclassified to profit or loss
Own credit risk		41	-53	-46	-67	9	17
Revaluation of defined benefit plans		-1	-1	0	-4	0	-10
Tax on items not to be reclassified to profit or loss		-8	11	10	15	-2	-1
Net items not to be reclassified to profit or loss		32	-43	-36	-56	7	6
Total other comprehensive income		32	-43	-36	-56	10	9
Total comprehensive income[1]		450	422	385	1,228	1,168	1,192
Skr
Basic and diluted earnings per share[2]		105	117	105	322	290	296

1 The entire profit is attributable to the shareholder of the Parent Company.
2 Net profit divided by average number of shares, which amounts to 3,990,000 for each period.
Interim report January-September 2026Page 15 of 33
Consolidated Statement of Financial Position
(unaudited)

Skr mn	Note	September 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	5	9,485	7,259
Treasuries/government bonds	5	7,414	13,419
Other interest-bearing securities except loans	5	45,630	43,237
Loans in the form of interest-bearing securities	4, 5	43,566	47,485
Loans to credit institutions	4, 5	24,119	22,939
Loans to the public	4, 5	206,012	200,216
Derivatives	5, 6	9,004	6,721
Tangible and intangible assets		123	158
Deferred tax asset		10	0
Other assets		615	754
Prepaid expenses and accrued revenues		7,853	7,775
Total assets		353,831	349,964

Liabilities and equity
Borrowing from credit institutions	5, 7	6,914	4,410
Debt securities issued	5, 7	301,722	300,222
Derivatives	5, 6	4,699	8,988
Other liabilities		7,630	3,664
Accrued expenses and prepaid revenues		8,013	8,581
Provisions		9	10
Total liabilities		328,987	325,875

Share capital		3,990	3,990
Reserves		156	212
Retained earnings		20,698	19,887
Total equity		24,844	24,089

Total liabilities and equity		353,831	349,964
Interim report January-September 2026Page 16 of 33
Condensed Consolidated Statement
of Changes in Equity (unaudited)

			Reserves
Skr mn	Equity[1]	Share capital	Hedge reserve	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2025	24,572	3,990	-3	213	-6	20,378
Net profit Jan-Sep 2025	1,158	—	—	—	—	1,158
Other comprehensive income Jan-Sep 2025	10	—	3	7	0	—
Total comprehensive income Jan-Sep 2025	1,168	—	3	7	0	1,158
Dividend	-1,673	—	—	—	—	-1,673
Closing balance of equity September 30, 2025	24,067	3,990	—	220	-6	19,863

Opening balance of equity January 1, 2025	24,572	3,990	-3	213	-6	20,378
Net profit Jan-Dec 2025	1,183	—	—	—	—	1,183
Other comprehensive income Jan-Dec 2025	9	—	3	13	-8	—
Total comprehensive income Jan-Dec 2025	1,192	—	3	13	-8	1,183
Dividend	-1,673	—	—	—	—	-1,673
Closing balance of equity December 31, 2025	24,089	3,990	—	226	-14	19,887

Opening balance of equity January 1, 2026	24,089	3,990	—	226	-14	19,887
Net profit Jan-Sep 2026	1,285	—	—	—	—	1,285
Other comprehensive income Jan-Sep 2026	-56	—	—	-53	-3	—
Total comprehensive income Jan-Sep 2026	1,228	—	—	-53	-3	1,285
Dividend	-473	—	—	—	—	-473
Closing balance of equity September 30, 2026	24,844	3,990	—	173	-17	20,698
1 The entire equity is attributable to the shareholder of the Parent Company.
Interim report January-September 2026Page 17 of 33
Condensed Statement of Cash Flows
in the Consolidated Group (unaudited)

Skr mn	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Operating activities
Operating profit	1,618	1,459	1,491
Adjustments for non-cash items in operating profit	-529	182	1,053
Income tax paid	-412	-463	-606
Changes in assets and liabilities from operating activities	13,304	-6,718	-9,813
Cash flow from operating activities	13,981	-5,540	-7,875

Investing activities
Capital expenditures	-6	-42	-45
Cash flow from investing activities	-6	-42	-45

Financing activities
Change in senior debt	-8,773	19,148	19,544
Derivatives, net	-3,158	-6,159	-7,249
Dividend, paid	-473	-1,673	-1,673
Payment of lease liability	-23	-22	-29
Cash flow from financing activities	-12,427	11,294	10,593

Cash flow for the period	1,548	5,712	2,673

Cash and cash equivalents at beginning of the period	7,259	5,219	5,219
Cash flow for the period	1,548	5,712	2,673
Exchange-rate differences on cash and cash equivalents	678	-566	-633
Cash and cash equivalents at end of the period[1]	9,485	10,365	7,259

1 Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January-September 2026Page 18 of 33
Notes
References to “SEK” or the “Parent Company” are to Aktiebolaget Svensk Exportkredit. References to “Consolidated Group” are to SEK
and its consolidated subsidiary. All figures relate to the Consolidated Group, unless otherwise indicated. All amounts are in Skr million, unless otherwise indicated. Amounts presented in this report have been rounded independently. Accordingly, totals may not equal the sum of individual amounts.
Note 1. Accounting policies
This condensed interim report is presented in accordance with
International Accounting Standard (IAS) 34, Interim Financial
Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial
Reporting Standards (IFRS) as issued by the International
Accounting Standards Board (IASB), together with the
interpretations from IFRS Interpretations Committee (IFRS IC). The
IFRS standards applied by SEK are all endorsed by the European
Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and
Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA),
“Annual Reports in Credit Institutions and Securities
Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish
Corporate Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State
Ownership Policy and principles for state-owned enterprises.
(a) Changes to accounting policies and presentation
SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group.
Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s
financial reporting, capital adequacy or large exposure ratios.
The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2025 annual financial statements included in
SEK’s 2025 Annual Report on Form 20-F.
(i) Standards issued but not yet effective
IASB has issued a new standard, IFRS 18 – Presentation and
Disclosures in Financial Statements, which replaces IAS 1 –
Presentation of Financial Statements. The standard has been
endorsed by the EU and is effective for annual reporting periods beginning on or after 1 January 2027. IFRS 18 introduces new requirements for the presentation and disclosures in financial statements, with particular focus on the income statement and disclosures regarding management performance measures. Since the standard does not affect the classification and measurement of assets and liabilities, no material impact on SEK’s financial statements is expected.
Interim report January-September 2026Page 19 of 33
Note 2. Net interest income

Skr mn	Jul-Sep 2026	Apr-Jun 2026	Jul-Sep 2025	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Interest income
Loans to credit institutions	258	267	268	805	737	1,005
Loans to the public	1,985	1,918	2,003	5,703	6,068	8,003
Loans in the form of interest-bearing securities	450	437	521	1,334	1,460	1,948
Interest-bearing securities excluding loans in the form of interest-bearing securities	437	392	502	1,264	1,443	1,926
Derivatives	-32	51	183	12	883	982
Administrative remuneration CIRR-system	52	52	57	156	187	243
Other assets	3	0	2	5	9	10
Total interest income[1]	3,153	3,117	3,536	9,279	10,788	14,117

Interest expenses
Interest expenses	-2,394	-2,352	-2,780	-7,030	-8,553	-11,154
Resolution fee[2]	-26	-28	-23	-78	-60	-83
Risk tax	-16	-16	-36	-49	-106	-142
Other regulatory fees	0	-18	-19	-18	-19	-19
Total interest expenses	-2,436	-2,414	-2,858	-7,175	-8,738	-11,398
Net interest income	717	703	678	2,104	2,050	2,719
1  Interest income calculated using the effective interest method amounted to Skr 7,735 million during January-September 2026 (9M25: Skr 8,397 million).
2  The amounts stated for the period January-June and January-December 2025 include a refund of Skr 9.5 million from the Swedish National Debt Office regarding the charged resolution fee for financial year 2023.

Note 3. Net results of financial transactions

Skr mn	Jul-Sep 2026	Apr-Jun 2026	Jul-Sep 2025	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Derecognition of financial instruments not measured at fair value through profit or loss	34	4	1	96	2	3
Financial assets or liabilities at fair value through profit or loss	2	52	32	-24	28	52
Financial instruments under fair value hedge accounting	-49	-21	-29	-27	-25	-43
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-1	0	2	-2	5	7
Total net results of financial transactions	-15	34	6	44	10	18
Interim report January-September 2026Page 20 of 33
Note 4. Impairments

Skr mn	Jul-Sep 2026	Apr-Jun 2026	Jul-Sep 2025	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Expected credit losses, stage 1	-4	5	18	11	-11	-19
Expected credit losses, stage 2	0	32	11	38	6	-293
Expected credit losses, stage 3	9	24	-4	15	-2	-112
Established credit losses	—	-2	—	-2	-100	-100
Reserves applied to cover established credit losses	—	2	—	2	93	94
Recovered credit losses	0	0	0	1	1	1
Net credit losses	5	61	25	66	-13	-429

	September 30, 2026				December 31, 2025
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	224,923	37,176	5,517	267,616	263,517
Off-balance sheet exposures, before expected credit losses	75,068	13,538	—	88,606	91,520
Total, before expected credit losses	299,992	50,714	5,517	356,222	355,038
Loss allowance, loans	-58	-355	-365	-777	-805
Loss allowance, off-balance sheet exposures[1]	-2	0	—	-2	-2
Total loss allowance	-60	-355	-365	-779	-807
Provision ratio (in percent)	0.02	0.70	6.61	0.22	0.23
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments and committed undisbursed loans, see Note 9.
The table above shows the book value of loans and nominal
amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures.
Overall, the credit portfolio has an extremely high credit quality and
SEK often uses risk mitigation measures, primarily through
guarantees from the Swedish Export Credit Agency (EKN) and
other government export credit agencies in the Organisation for
Economic Co-operation and Development (OECD), which explains the low provision ratio.
Loss Allowance

	September 30, 2026				December 31, 2025
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-69	-378	-359	-807	-526
Increases due to origination and acquisition	-10	-84	—	-94	-343
Net remeasurement of loss allowance	12	-48	2	-33	-65
Transfer to stage 1	—	—	—	—	0
Transfer to stage 2	2	-4	—	-2	-29
Transfer to stage 3	0	2	-17	-14	-75
Decreases due to derecognition	8	171	29	208	88
Decreases in allowance account due to write-offs	—	—	2	2	94
Exchange-rate differences[1]	-2	-15	-22	-39	50
Closing balance	-60	-355	-365	-779	-807
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.
Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve:
a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The business cycle parameter follows a
standard normal distribution where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.1 and 0.8 for the various probability of default (PD) segments. The base scenarios have been weighted at 60 percent, the downturn scenarios have been weighted at between 30 percent and 40 percent, and the upturn scenarios have been weighted at between 0 percent and 10 percent between the different PD-segments.
Interim report January-September 2026Page 21 of 33
Note 5. Financial assets and liabilities at fair value

Skr mn	September 30, 2026
	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	9,485	9,485	—
Treasuries/governments bonds	7,414	7,414	—
Other interest-bearing securities except loans	45,630	45,630	—
Loans in the form of interest-bearing securities	43,566	44,746	1,180
Loans to credit institutions	24,119	24,082	-37
Loans to the public	206,012	205,273	-740
Derivatives	9,004	9,004	—
Total financial assets	345,230	345,633	404

Borrowing from credit institutions	6,914	6,914	—
Debt securities issued	301,722	302,716	994
Derivatives	4,699	4,699	—
Total financial liabilities	313,335	314,329	994

Skr mn	December 31, 2025
	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	7,259	7,259	—
Treasuries/governments bonds	13,419	13,419	—
Other interest-bearing securities except loans	43,237	43,237	—
Loans in the form of interest-bearing securities	47,485	48,748	1,263
Loans to credit institutions	22,939	23,304	365
Loans to the public	200,216	200,566	350
Derivatives	6,721	6,721	—
Total financial assets	341,277	343,254	1,977

Borrowing from credit institutions	4,410	4,410	—
Debt securities issued	300,222	300,906	684
Derivatives	8,988	8,988	—
Total financial liabilities	313,620	314,304	684
Determination of fair value
The determination of fair value is described in the annual financial statements included in SEK’s 2025 Annual Report on Form 20-F, see Note 1 (f) (vii) Principles for determination of fair value of financial instruments and (viii) Determination of fair value of certain types of financial instruments.
Interim report January-September 2026Page 22 of 33
Financial assets in fair value hierarchy

	Financial assets at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	1,077	6,337	—	7,414
Other interest-bearing securities except loans	26,830	18,800	—	45,630
Derivatives	—	9,004	0	9,004
Total September 30, 2026	27,907	34,141	0	62,048
Total December 31, 2025	22,215	41,161	1	63,377
Financial liabilities in fair value hierarchy

	Financial liabilities at fair value
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	17,387	938	18,325
Derivatives	—	4,133	566	4,699
Total September 30, 2026	—	21,520	1,503	23,024
Total December 31, 2025	—	22,186	3,662	25,848
Transfers of Skr 344 million for debt securities issued and Skr 71 million for derivatives were made from level 3 to level 2, since the valuation of these contracts is estimated to no longer have a significant impact from unobservable market data (year-end 2025:
no transfers during the period).
Financial assets and liabilities at fair value in Level 3, 2026

Skr mn	January 1, 2026	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss[1]	Gains (+) and losses (-) in other comprehensive income	Exchange rate differences	September 30, 2026
Debt securities issued	-2,598	—	1,295	—	344	114	10	-102	-938
Derivatives, net	-1,063	—	578	—	71	-110	—	-42	-565
Net assets and liabilities	-3,661	—	1,873	—	415	4	10	-143	-1,503
Financial assets and liabilities at fair value in Level 3, 2025

Skr mn	January 1, 2025	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss[1]	Gains (+) and losses (-) in other comprehensive income	Exchange rate differences	December 31, 2025
Debt securities issued	-3,452	—	414	—	—	-32	-22	494	-2,598
Derivatives, net	-1,451	—	174	—	—	22	—	192	-1,063
Net assets and liabilities	-4,903	—	588	—	—	-10	-22	686	-3,661
1 Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions.
The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of September 30, 2026, amounted to a Skr 2 million gain
(year end 2025: Skr 10 million loss) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments
As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other
established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The
correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates a maximum positive
relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. The analysis shows the impact of the non-
observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued
securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.
Interim report January-September 2026Page 23 of 33
Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	September 30, 2026
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	0	Correlation	0.12- (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-469	Correlation	0.12 - (0.12)	Option Model	-6	6
Other	-96	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-565				-6	6
Equity	0	Correlation	0.12 - (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-843	Correlation	0.12 - (0.12)	Option Model	6	-6
Other	-95	Correlation	0.12 - (0.12)	Option Model	0	0
Sum debt securities issued	-938				6	-6
Total effect on total comprehensive income					0	0
Derivatives, net December 31, 2025	-1,063				-17	17
Debt securities issued December 31, 2025	-2,598				27	-27
Total effect on total comprehensive income December 31, 2025					10	-10
The sensitivity analysis shows the effect that a shift in correlations has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.
Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/- loss)
Skr mn	September 30, 2026	December 31, 2025	Jan-Sep 2026	Jan-Sep 2025
CVA/DVA, net[1]	-13	-11	-2	3
OCA[2]	215	282	-67	9
1 Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2 Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Interim report January-September 2026Page 24 of 33
Note 6. Derivatives
Derivatives by category

	September 30, 2026			December 31, 2025
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,452	2,303	566,394	4,624	1,332	510,865
Currency-related contracts	5,553	2,299	133,139	2,097	7,550	137,052
Contracts related to commodities, credit risk, etc.	—	97	3,023	—	105	2,890
Total derivatives	9,004	4,699	702,556	6,721	8,988	650,807
In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.
Note 7. Debt
Debt by category

Skr mn	September 30, 2026	December 31, 2025
Currency-related contracts	2,410	3,777
Interest rate-related contracts	306,132	300,759
Contracts related to commodities, credit risk, etc.	94	97
Total debt	308,636	304,633
of which denominated in:
Skr	24,225	24,599
USD	175,679	166,687
EUR	84,415	84,653
AUD	11,454	12,119
GBP	4,252	7,899
CHF	4,176	4,188
Other currencies	4,434	4,487
The information is disclosed in accordance with FFFS 2014:21.
Note 8. CIRR-system
Pursuant to the company’s assignment as stated in its owner
instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the
Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding. The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses include interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for
derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles.
Arrangement fees to SEK are recognized together with other
arrangement fees as interest expenses.
Interim report January-September 2026Page 25 of 33
Statement of Comprehensive Income for the CIRR-system

Skr mn	Jul-Sep 2026	Apr-Jun 2026	Jul-Sep 2025	Jan-Sep 2026	Jan-Sep 2025	Jan-Dec 2025
Interest income	501	497	526	1,480	1,629	2,139
Interest expenses	-565	-520	-595	-1,601	-1,776	-2,346
Foreign exchange effects	1	0	0	1	2	2
Profit before compensation to SEK	-63	-23	-69	-120	-145	-205
Administrative remuneration to SEK	-52	-52	-57	-156	-187	-243
Operating profit CIRR-system	-115	-75	-126	-276	-332	-448
Reimbursement to (-) / from (+) the State	115	75	126	276	332	448
Statement of Financial Position for the CIRR-system

Skr mn	September 30, 2026	December 31, 2025
Cash and cash equivalents	0	0
Loans	81,781	85,643
Derivatives	6,331	3,231
Other assets	448	629
Prepaid expenses and accrued revenues	1,849	1,772
Total assets	90,409	91,275
Liabilities	88,851	89,590
Derivatives	-47	194
Accrued expenses and prepaid revenues	1,604	1,490
Total liabilities	90,409	91,275
Commitments
Committed undisbursed loans	35,064	37,286
Note 9. Pledged assets and contingent liabilities

Skr mn	September 30, 2026	December 31, 2025
Collateral provided
Cash collateral under the security agreements for derivative contracts	2,990	6,858
Contingent liabilities[1]
Guarantee commitments	13,102	9,896
Commitments[1]
Committed undisbursed loans	75,504	81,624
1 For expected credit losses in guarantee commitments and committed undisbursed loans, see Note 4.
Interim report January-September 2026Page 26 of 33
Note 10. Capital adequacy and liquidity situation
The capital adequacy analysis relates to the parent company Aktiebolaget Svensk Exportkredit. The information is disclosed according to
FFFS 2014:12, FFFS 2008:25 and FFFS 2010:7. For further information on capital adequacy and risks,see Note 29 to the annual financial statements included in SEK’s 2025 Annual Report on Form 20-F and see SEK’s Capital Adequacy and Risk Management (Pillar 3) Report
2025.
Capital Adequacy Analysis

	September 30, 2026	December 31, 2025
Capital adequacy	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	23.8	23.1
Tier 1 capital ratio	23.8	23.1
Total capital ratio	23.8	23.1
1 Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount.
See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	September 30, 2026		December 31, 2025
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,950	8.0	7,993	8.0
of which Tier 1 requirement of 6 percent	5,963	6.0	5,995	6.0
of which minimum requirement of 4.5 percent	4,472	4.5	4,496	4.5
Pillar 2 capital requirements[3]	2,991	3.0	3,007	3.0
Common Equity Tier 1 capital available to meet buffer requirements[4]	12,746	12.8	12,123	12.1
Capital buffer requirements	4,035	4.1	4,072	4.1
of which Capital conservation buffer	2,484	2.5	2,498	2.5
of which Countercyclical buffer	1,551	1.6	1,574	1.6
Pillar 2 guidance[5]	994	1.0	999	1.0
Total risk-based capital requirement including Pillar 2 guidance	15,971	16.1	16,071	16.1
1 Expressed as a percentage of total risk exposure amount.
2 The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013,
on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012).
3 Individual Pillar 2 requirement of 3.01 percent calculated on the total risk exposure amount, according to the decision from the latest
Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 30, 2025.
4 Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.01 percent).
5 The Swedish FSA notified SEK on September 30, 2025, within the latest SREP, that in addition to the capital requirements according to Regulation (EU)
no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.00 percent of the total risk-weighted exposure amount.
The Pillar 2 guidance is not a binding requirement.

	September 30, 2026	December 31, 2025
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	239,366	236,953
Off-balance sheet exposures	5,125	7,161
Total exposure measure	244,492	244,114
Leverage ratio[2]	9.7%	9.5%
1 The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized. 2 Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	September 30, 2026		December 31, 2025
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,335	3.0	7,323	3.0
Pillar 2 guidance[2]	367	0.2	366	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	7,701	3.2	7,689	3.2
1 Expressed as a percentage of total exposure amount.
2 The Swedish FSA has on September 30, 2025, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January-September 2026Page 27 of 33
Own funds – Adjusting items

Skr mn	September 30, 2026	December 31, 2025
Share capital	3,990	3,990
Retained earnings	19,174	18,468
Accumulated other comprehensive income and other reserves	399	456
Independently reviewed profit net of any foreseeable charge or dividend	767	703
Common Equity Tier 1 (CET1) capital before regulatory adjustments	24,330	23,617
Additional value adjustments due to prudent valuations	-80	-83
Intangible assets	-27	-22
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	-175	-229
IRB shortfall of credit risk adjustments to expected losses	-94	-144
Insufficient coverage for non-performing exposures	-267	-15
Total regulatory adjustments to Common Equity Tier 1 capital	-642	-493
Total Common Equity Tier 1 capital	23,688	23,124
Total own funds	23,688	23,124
Minimum capital requirements exclusive of buffer

	September 30, 2026			December 31, 2025
Skr mn	EAD[1]	Risk exposure amount	Min. capital requirement	EAD[1]	Risk exposure amount	Min. capital requirement
Credit risk, standardized approach
Corporates	5,442	5,416	433	5,829	5,770	462
Default exposures	44	44	4	0	0	0
Total credit risk, standardized approach	5,486	5,460	437	5,829	5,770	462
Credit risk, IRB approach
Central governments	222,765	9,217	737	233,305	9,487	759
Financial institutions[2]	36,477	7,254	580	32,236	6,493	519
Corporates[3]	154,503	70,466	5,637	149,636	69,128	5,530
Non-credit-obligation assets	190	190	15	201	201	16
Total credit risk, IRB approach	413,936	87,127	6,970	415,378	85,310	6,825
Credit valuation adjustment risk	n.a.	1,722	138	n.a.	1,882	151
Foreign exchange risk	n.a.	617	49	n.a.	2,494	200
Commodity risk	n.a.	2	0	n.a.	4	0
Operational risk	n.a.	4,451	356	n.a.	4,452	356
Total	419,422	99,379	7,950	421,207	99,912	7,994
1 Exposure at default (EAD) shows the size of the outstanding exposure at default.
2 Of which counterparty risk in derivatives: EAD Skr 4,069 million (year-end 2025: Skr 5,145 million), Risk exposure amount of Skr 780 million
(year-end 2025: Skr 1,059 million) and Capital requirement of Skr 62 million (year-end 2025: Skr 85 million).
3 Of which related to specialized lending: EAD Skr 8,937 million (year-end 2025: Skr 8,258 million), Risk exposure amount of Skr 9,410 million
(year-end 2025: Skr 8,473 million) and Capital requirement of Skr 753 million (year-end 2025: Skr 678 million).

Credit risk
For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the
Foundation Approach. Under the Foundation Approach, the
company determines the PD within one year for each of its
counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the
Swedish FSA’s permission and is subject to ongoing supervision.
Certain exposures are, by permission from the Swedish FSA,
exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.
Credit valuation adjustment risk
Credit valuation adjustment risk is calculated for all over-the-
counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.
Foreign exchange risk
Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.
Commodities risk
Capital requirements for commodity risk are calculated in
accordance with the simplified approach under the standardized
Interim report January-September 2026Page 28 of 33
approach. The scenario approach is used for calculating the gamma and volatility risks.
Operational risk
SEK calculates the capital requirement for operational risks in accordance with the standardized approach in the CRR (Article 312 of Regulation (EU) 575/2013). The standardized approach is based on a Business Indicator Component (BIC), where the Company’s
Business Indicator (BI) is first calculated as the sum of three components: Interest, Leases and Dividend Component (ILDC),
Services Component (SC), and Financial Component (FC). The BIC
then forms the regulatory capital base for operational risks and is used to determine the capital requirement by applying standardized percentages set out in the regulation. For SEK, the BIC is multiplied by 12 percent.
Transitional rules
The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.
Capital buffer requirements
SEK expects to meet capital buffer requirements with Common
Equity Tier 1 capital. The mandatory capital conservation buffer is
2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of September 30, 2026, the capital requirement related to relevant exposures in Sweden was 70 percent
(year-end 2025: 71 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the
Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on
SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of
September 30, 2026, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.17 percentage points (year-end 2025: 0.15 percentage points). SEK has not been classified as a systemically important institution by the Swedish
FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.
Pillar 2 guidance
The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (SREP) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.
Liquidity Coverage Ratio

Skr bn, 12-month average	September 30, 2026	December 31, 2025
Total liquid assets	59.0	59.1
Net liquidity outflows[1]	13.9	10.3
Liquidity outflows	25.4	22.9
Liquidity inflows	11.4	13.2
Liquidity coverage ratio	494%	660%
1 Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated
Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.
Net stable funding ratio

Skr bn	September 30, 2026	December 31, 2025
Available stable funding	257.3	244.3
Required stable funding	210.6	202.8
Net stable funding ratio	122%	120%
Information on Net stable funding ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.
Liquidity reserve1

	September 30, 2026					December 31, 2025
Skr bn	Total	Skr	EUR	USD	Other	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	24.2	6.0	4.4	13.8	—	33.0	6.0	11.2	15.8	—
Securities issued or guaranteed by municipalities or other public entities	14.2	4.0	4.1	6.0	—	11.2	4.2	0.7	6.3	—
Covered bonds issued by other institutions	14.0	11.7	2.3	—	—	12.0	11.2	0.8	—	—
Balances with National Debt Office	1.0	1.0	—	—	—	1.0	1.0	—	—	—
Total liquidity reserve	53.4	22.7	10.8	19.8	—	57.2	22.4	12.7	22.1	—
1 The liquidity reserve is a part of SEK’s liquidity investments.
Information on Liquidity reserve is included in accordance with the Commission Delegated Regulation (EU) 2015/61.
Interim report January-September 2026Page 29 of 33
Note 11. Exposures
Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.
Total net exposures by exposure class

	Interest-bearing securities and lending				Committed undisbursed loans, derivatives, etc.				Total
	September 30, 2026		December 31, 2025		September 30, 2026		December 31, 2025		September 30, 2026		December 31, 2025
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	135.5	40.3	140.5	42.5	71.4	76.9	76.3	78.9	206.8	48.2	216.8	50.8
Regional governments	12.6	3.8	10.9	3.3	0.6	0.6	0.6	0.6	13.2	3.1	11.4	2.7
Multilateral development banks	1.8	0.5	5.1	1.6	—	—	—	—	1.8	0.4	5.1	1.2
Public sector entity	1.1	0.3	—	—	—	—	—	—	1.1	0.3	—	—
Financial institutions	31.9	9.5	26.6	8.1	4.6	4.9	5.7	5.8	36.5	8.5	32.2	7.6
Corporates	153.4	45.6	147.1	44.6	16.3	17.6	14.2	14.7	169.7	39.6	161.3	37.8
Total	336.2	100.0	330.1	100.0	92.8	100.0	96.8	100.0	429.1	100.0	426.9	100.0
Net exposure by region and exposure class, as of September 30, 2026

Skr bn	Middle East/Africa/ Turkey	Asia excl. Japan	Japan	North America	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	0.0	—	—	1.7	—	187.7	15.5	1.9	206.8
Regional governments	0.0	—	—	—	—	11.3	1.9	0.0	13.2
Multilateral development banks	—	0.2	—	0.8	—	—	0.7	—	1.8
Public sector entity	—	—	—	—	—	—	1.1	—	1.1
Financial institutions	0.0	—	2.1	4.7	—	18.3	11.4	—	36.5
Corporates	0.3	0.8	2.6	8.6	2.4	120.4	32.7	2.1	169.7
Total	0.3	1.0	4.7	15.7	2.4	337.7	63.3	4.0	429.1
Net exposure by region and exposure class, as of December 31, 2025

Skr bn	Middle East/Africa/ Turkey	Asia excl. Japan	Japan	North America	Latin America	Sweden	Western Europe excl. Sweden	Central and Eastern Europe	Total
Central governments	0.0	0.0	—	0.2	—	201.8	12.8	2.0	216.8
Regional governments	—	—	—	—	—	10.3	1.1	0.0	11.4
Multilateral development banks	—	0.8	—	—	—	—	4.4	—	5.1
Public sector entity	—	—	—	—	—	—	—	—	—
Financial institutions	0.0	—	2.1	3.2	—	16.6	10.3	—	32.2
Corporates	0.3	0.9	3.2	7.7	2.4	112.5	32.6	1.8	161.3
Total	0.3	1.7	5.3	11.1	2.4	341.2	61.1	3.7	426.9
Interim report January-September 2026Page 30 of 33
Net exposure to European countries, excluding Sweden

Skr bn	September 30, 2026	December 31, 2025
Belgium	2.6	3.4
Denmark	7.4	5.8
Finland	10.4	6.5
France	6.6	6.4
Ireland	2.7	1.5
Iceland	0.0	0.0
Italy	0.2	0.2
Latvia	0.0	0.0
Luxembourg	2.7	7.6
Montenegro	0.0	0.0
The Netherlands	1.3	0.6
Norway	3.7	3.6
Poland	3.5	3.4
Portugal	0.5	0.8
Switzerland	0.4	0.5
Serbia	0.4	0.1
Slovakia	0.0	0.1
Spain	2.3	2.3
United Kingdom	9.6	8.7
Czech Republic	0.1	0.1
Germany	12.7	12.6
Austria	0.3	0.7
Total	67.3	64.8
Note 12. Transactions with related parties
Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2025 Annual Report on Form
20-F. No material changes have taken place in relation to
transactions with related parties compared to the description in
SEK’s 2025 Annual Report on Form 20-F.
Note 13. Events after the reporting period
No events with significant impact on the information in this report have occurred after the end of the reporting period.
Interim report January-September 2026Page 31 of 33
The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and results and describes material risks and uncertainties facing the Consolidated Group.
Stockholm, October 20, 2026
AKTIEBOLAGET SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen		Håkan Berg
Chairman of the Board		Director of the Board

Elisabeth Beskow	Paula da Silva	Katarina Ljungqvist
Director of the Board	Director of the Board	Director of the Board

Erik Mattsson	Carl Mellander	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer
SEK has established the following expected dates for the publication of financial information and other related matters:
January 26, 2027Interim report for the period January 1, 2026 – December 31, 2026
The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on
October 20, 2026, 15:00 (CEST).
Additional information about SEK, including investor presentations and SEK’s 2025 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.
Interim report January-September 2026Page 32 of 33
Definitions
Alternative performance measures (see *) Alternative
performance measures (APMs) are key performance
indicators that are not defined under IFRS or in the
Capital Requirements Directive IV (CRD IV) or in
regulation (EU) No. 575/2013 on prudential
requirements for credit institutions and investment firms
(CRR). SEK has presented these, either because they are
in common use within the industry or because they
comply with SEK’s assignment from the Swedish
government. The APMs are used internally to monitor
and manage operations, and are not considered to be
directly comparable with similar key performance
indicators presented by other companies. For additional
information regarding the APMs, refer to www.sek.se.
*After-tax return on equity
Net profit, expressed as a percentage per annum of the
current year’s average equity (calculated using the
opening and closing balances for the report period).
Asset backed finance
Asset backed finance is financing in the form of leasing
and installment purchases for export transactions, with
the capital goods serving as collateral.
Available funds
Available funds is comprised of outstanding senior debt
and credit facility in place with the Swedish National
Debt Office.
*Average interest-bearing assets
This item includes cash and cash equivalents, treasuries/
government bonds, other interest-bearing securities
except loans, loans in the form of interest-bearing
securities, loans to credit institutions and loans to the
public, and is calculated using the opening and closing
balances for the reporting period.
*Average interest-bearing liabilities
This item includes borrowing from credit institutions,
borrowing from the public and debt securities issued and
is calculated using the opening and closing balances for
the reporting period.
Basic and diluted earnings per share (Skr)
Net profit divided by the average number of shares,
which amounted to 3,990,000 for each period.
*C/I ratio
Cost/income ratio. Operating expenses for the reporting
period in relation to net interest income and net fee and
commission expense. The C/I ratio aims to provide the
reader with an understanding of SEK’s cost-efficiency by
showing operating expenses in relation to net income.
*CIRR loans as percentage of new lending
The proportion of officially supported export credits
(CIRR) of new lending.
CIRR-system
The CIRR-system comprises of the system of officially
supported export credits (CIRR).
Common Equity Tier 1 capital ratio
The capital ratio is the quotient of total common equity
tier 1 capital and the total risk exposure amount.
Green bond
A green bond is a bond where the capital is earmarked for
various forms of environmental projects.
Green loans
SEK offers green loans that promote the transition to a
climate-smart and environmentally sustainable economy.
Green loans are categorized under SEK’s framework for
green bonds. The purpose is to stimulate green
investments that are environmentally sustainable and
contribute to one or more of the six environmental
objectives in the EU taxonomy.
Leverage ratio
Tier 1 capital expressed as a percentage of the exposure
measured under CRR (refer to Note 10).
Liquidity coverage ratio (LCR)
The liquidity coverage ratio is a liquidity metric that
shows SEK’s highly liquid assets in relation to the
company’s net cash outflows for the next 30 calendar
days. An LCR of 100 percent means that the company’s
liquidity reserve is of sufficient size to enable the
company to manage stressed liquidity outflows over a
period of 30 days. Unlike the Swedish FSA’s rules, the
EU rules take into account the outflows that correspond
to the need to pledge collateral for derivatives that would
arise as a result of the effects of a negative market
scenario.
Loans
Lending pertains to all credit facilities provided in the
form of interest-bearing securities, and credit facilities
granted by traditional documentation. SEK considers
these amounts to be useful measurements of SEK’s
lending volumes. Accordingly, comments on lending
volumes in this report pertain to amounts based on this
definition.
* Loans, outstanding and undisbursed
The total of loans in the form of interest-bearing
securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is
made for cash collateral under the security agreements for
derivative contracts and deposits with time to maturity
exceeding three months (see the Statement of Financial
Position and Note 9).
Net stable funding ratio (NSFR)
This ratio measures stable funding in relation to the
company’s illiquid assets over a one-year, stressed
scenario in accordance with CRRII.
*New credit and guarantee commitments
New credit and guarantee commitments refer to all new
credits and guarantees accepted regardless of their
maturity. Not all new credit and guarantee commitments
are reported in the consolidated statement of financial
position and consolidated statement of cash flows, but a
certain portion represents committed, undisbursed credits,
see Note 9. The reported amounts of committed,
undisbursed credits may change upon disbursement as
they are reported in the statement of financial position,
for example due to changes in exchange rates.
Furthermore, committed credits do not necessarily result
in a disbursement and thus a credit on the balance sheet.
New credit and guarantee commitments are intended to
provide the reader with a picture of the inflow of new
business during the reporting period.
*New long-term borrowings
New borrowings with maturities exceeding one year, for
which the amounts are based on the trade date.
*Outstanding senior debt
The total of borrowing from credit institutions, borrowing
from the public and debt securities issued.
Own credit risk
Net fair value change due to credit risk on financial
liabilities designated as at fair value through profit or
loss.
Repurchase and redemption of own debt
The amounts are based on the trade date.
Social loans
Social loans are categorized according to SEK’s
“Sustainability bond framework”. The purpose is to
stimulate investments that are socially sustainable, such
as in healthcare, education, basic infrastructure, or food
security.
Sustainability classified loans
Sustainability classified loans refer to green, social and
sustainability-linked loans.
Sustainability-linked loans
Sustainability-linked loans consist of working capital
finance that promote the borrower’s sustainability efforts,
which in turn support environmental and socially
sustainable economic activities and growth. SEK’s
sustainability-linked loans are based on International
Loan Market Association’s (LMA) Sustainability-Linked
Loan Principles.
Swedish exporters
SEK’s clients that directly or indirectly promote Swedish
export.
Tier 1 capital ratio
The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.
Total capital ratio
The capital ratio is the quotient of total Own funds and
the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent
Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). Aktiebolaget Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.
Interim report January-September 2026Page 33 of 33
About SEK
About Swedish Export Credit Corporation (SEK)
SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission
SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK can finance the industry’s transition in Sweden and abroad. The mission includes making available fixed-
interest export credits within the officially supported CIRR-system.

SEK’s vision	SEK’s vision is stronger societies through the power of Swedish exports.
SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.
SEK’s partnerships
Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit
Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.